RELIANCE Infrastructure
Anil Dhirubhai Ambani Group



RECEIVED
2010 AUG 18 P 1:23

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 13, 2010

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letter to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated August 13, 2010 accompanied with the Limited Review Report certified by the Auditors of the Company for the quarter ended June 30, 2010.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 13, 2010

The General Manager
Listing Department
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub : Limited Review Report for the quarter ended June 30, 2010

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2010, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

August 13, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38, 6641 8124/ 25/ 26
NSE Symbol : RELINFRA

Dear Sirs,

Sub : Limited Review Report for the quarter ended June 30, 2010

In terms of Clause 41 of the Listing Agreement entered with your Stock Exchange, we enclose a copy of the Limited Review Report for the quarter ended June 30, 2010, duly certified by the Auditors of the Company.

Kindly acknowledge receipt.

Yours faithfully
For Reliance Infrastructure Limited



Ramesh Shenoy
Company Secretary

Encl: As above

LIMITED REVIEW REPORT
TO THE BOARD OF DIRECTORS OF RELIANCE INFRASTRUCTURE LIMITED

1. We have reviewed the accompanying 'un-audited financial results for the quarter ended June 30, 2010' (the 'Statement') in which are incorporated the standalone results for the quarter ended June 30, 2010 of Reliance Infrastructure Limited, except for the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' which have been traced from disclosures made by the Management but have neither been reviewed nor been audited by us. The Statement has been prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors / Committee of Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

2. We conducted our review in accordance with the Standard on Review Engagement (SRE) 2400, "*Engagements to Review Financial Statements*" issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement.

3. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

4. We have only traced the disclosures regarding 'Public Shareholding' and 'Promoter and Promoter Group Shareholding' in the Statement from the disclosures made by the Management and are, therefore, not expressing a review opinion thereon.

5. Based on our review conducted as above, nothing has come to our attention that causes us to believe that the Statement has not been prepared in all material respects in accordance with the applicable Accounting Standards notified pursuant to the Companies (Accounting Standards) Rules, 2006 as per Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies,a nd has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For and behalf of
Chaturvedi & Shah
Firm Registration No: 101720W
Chartered Accountants



C.D. Lala
Partner
Membership No. 35671

Place : Mumbai
Date : July 30, 2010


MUMBAI

For and behalf of
Price Waterhouse
Firm Registration No: 301112E
Chartered Accountants



Partha Ghosh
Partner
Membership No. 55913

Place : Mumbai
Date : July 30, 2010

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

unaudited financial results for the quarter ended June 30, 2010

(Rs. Crore)

Sr. No.	Particulars	3 months ended		Year ended
		30-Jun-10 (unaudited)	30-Jun-09 (unaudited)	31-Mar-10 (unaudited)
1	(a) Net sales of Electrical Energy (Refer Note No 3)	1,578.24	1,855.29	6,367.76
	(b) Income from EPC and Contracts Division	557.14	551.93	3,414.86
	(c) Other Operating Income	92.66	39.11	244.64
	Total Operating Income	2,228.04	2,446.33	10,027.26
2	Expenditure			
	(a) Cost of Electrical Energy purchased	859.85	984.83	3,321.94
	(b) Cost of Fuel	323.12	323.42	1,219.83
	(c) Tax on Sale of Electricity	39.04	42.25	154.13
	(d) Cost of Materials and Sub-contract Charges (EPC and Contracts)	431.49	440.74	2,882.55
	(e) Employees Cost	180.12	154.94	652.85
	(f) Depreciation	76.86	72.20	319.84
	(g) Other Expenditure	140.98	200.63	676.80
	Total Expenditure	2,051.46	2,219.01	9,227.94
3	**Profit from operations before Other Income (net) and Interest**	176.58	227.32	799.32
4	Other Income (net)	180.43	244.18	789.83
5	**Profit before Interest**	357.01	471.50	1,589.15
6	Interest and Finance Charges	61.31	103.67	292.21
7	**Profit from Ordinary Activities before tax**	295.70	367.83	1,296.94
8	Tax Expenses (net) (including Deferred Tax & Tax for earlier years)	49.45	51.26	145.25
9	**Net Profit for the period**	246.25	316.57	1,151.69
10	Paid-up Equity Share Capital (Face Value of Rs. 10 per Share)	244.91	225.31	244.91
11	Reserves including Statutory Reserves excluding Revaluation Reserves			
12	Earnings Per Share (* not annualised)			
	(a) Basic (Rs.)	10.06 *	14.05 *	51.11
	(b) Diluted (Rs.)	9.93 *	14.05 *	48.68
13	Aggregate of Public Shareholding			
	- Number of Shares	140,241,616	140,241,616	140,241,616
	- Percentage of Shareholding	57.27	62.26	57.27
14	Promoter and promoter group shareholding			
	a) Pledged/Encumbered			
	- Number of shares	-	37,238,281	-
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	-	43.79	-
	- Percentage of shares (as a % of the total share capital of the Company)	-	16.53	-
	b) Non-encumbered			
	- Number of shares	104,628,646	47,790,365	104,628,646
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	56.21	100.00
	- Percentage of shares (as a % of the total share capital of the Company)	42.73	21.21	42.73



For Identification
Price Waterhouse


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Reliance Infrastructure
Anil Dhirubhai Ambani Group

RELIANCE INFRASTRUCTURE LIMITED

Registered Office: Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.
website:www.rinfra.com

segment-wise revenue, results and capital employed

(Rs. Crore)

Sr. No.	Particulars	3 months ended		Year ended
		30-Jun-10 (unaudited)	30-Jun-09 (unaudited)	31-Mar-10 (unaudited)
1	**Segment Revenue**			
	- Electrical Energy	1,626.60	1,880.49	6,505.41
	- EPC and Contracts Division	601.44	565.84	3,521.85
	Total	2,228.04	2,446.33	10,027.26
	Less : Inter Segment Revenue	-	-	-
	Net Sales / Income from Operations	2,228.04	2,446.33	10,027.26
2	**Segment Results**			
	Profit before Tax and Interest from each segment :			
	- Electrical Energy	100.97	176.89	548.53
	- EPC and Contracts Division	83.87	54.10	283.77
	Total	184.84	230.99	832.30
	- Interest and Finance Charges	(61.31)	(103.67)	(292.21)
	- Interest Income	125.67	36.74	268.29
	- Other un-allocable Income net of expenditure	46.50	203.77	488.56
	Profit before Tax	295.70	367.83	1,296.94
3	**Capital Employed**			
	- Electrical Energy	5,709.53	5,239.87	5,300.58
	- EPC and Contracts Division	384.11	279.85	417.78
	- Unallocated Corporate Assets (net)	9,295.72	6,652.62	9,433.82
	Total	15,389.36	12,172.34	15,152.18


Reliance Infrastructure Limited
Reliance Energy Centre

For Identification
Price Waterhouse


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Notes:

1. The final determination in the matter of Standby Charges payable to The Tata Power Company Limited (TPC) is pending before the Supreme Court for final hearing. The Company has so far fully accounted the liability of Rs. 515.60 crore as determined earlier by Maharashtra Electricity Regulatory Commission (MERC).

2. The final determination in respect of the claim by TPC of Rs. 323.87 crore, along with interest based on the Orders passed by MERC / Appellate Tribunal for Electricity (ATE) towards difference in energy charge and minimum offtake charges for energy supplied by TPC at 220 kV interconnection is pending before Supreme Court for final hearing. The Company has complied with the interim order direction of depositing Rs. 25 crore with the Registrar of Supreme Court and providing a Bank Guarantee of Rs. 9.98 crore.

3. (a) The tariff to be levied effective from June 1, 2009 by the Company has been increased for certain categories by MERC by its order dated June 15, 2009 (new tariff order). However, MERC has by its order dated July 15, 2009 temporarily stayed implementation of the increased tariffs sanctioned by it in respect of certain consumer categories, while directing that the tariff reductions specified in its new tariff order be given effect to. In accordance with the principle of prudence and as a conservative measure, the Company has not accrued the additional net sales of electrical energy of Rs. 104.06 crore for the quarter ended June 30, 2010, to which it is entitled as per the new tariff order. If these sales had been taken into account, the profit before tax for the quarter ended June 30, 2010 would have been higher to that extent.

   (b) Unbilled / unrecovered Fuel Adjustment Charges (FAC) have been accrued considering base energy costs as per new tariff order and revenue in respect of unrecovered power purchase / fuel expenses have been accrued considering base energy costs as per the previous tariff order. Both of these if not recovered in the current year, would be recovered through future tariff determination in accordance with the electricity regulations.

4. The Scheme of Restructuring envisaging transfer of various operating divisions of the Company, namely Dahanu thermal power station division, Goa and Samalkot power station division, power transmission division, power distribution division (together considered under electrical segment), toll roads division and real estate division (together considered under other operations segment) to its respective resulting six wholly owned subsidiaries has since been sanctioned by the Bombay High Court subject to the Company receiving requisite approvals and the same has been filed with the Registrar of Companies on September 14, 2009. The Scheme will be effective upon receipt of remaining approvals and therefore no disclosure has been made with regard to discontinuing operations.

5. The Committee of Directors, as authorised by the Board of the Company, at its meeting held on May 27, 2010, has decided to sell three Power plants namely 48MW Goa Power Plant, 220 MW Samalkot Power Plant and 165 MW Kochi Power Plant by transfer of holding of Reliance Goa and Samalkot Power Limited in its wholly owned subsidiary Reliance Energy Generation Limited and of BSES Kerala Power Limited in the Company to Reliance Power Limited. This is subject to receipt of requisite approvals and therefore, no effect of the same has been given in the accounts and also no disclosure has been made with regard to discontinuing operations.

6. During the quarter, Talcher - II Transmission Company Limited, North Karanpura Transmission Company Limited, Reliance Sealink One Private Limited, HK Toll Road Private Limited and DA Toll Road Private Limited have become subsidiaries / step-down subsidiaries of the Company.

7. There were no exceptional / extraordinary items during the quarter ended June 30, 2010.

8. Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2010: opening: Nil; additions: 18; disposals: 18; closing: Nil

9. The above standalone results for the quarter ended June 30, 2010 have been subjected to a 'Limited Review' by the auditors of the Company, as per the listing agreement entered into with the stock exchanges in India.

10. After review by the Audit Committee, the Board of Directors of the Company have approved the results at their meeting held on July 30, 2010.

11. Figures of the previous year / period have been regrouped / reclassified wherever considered necessary.

For and on behalf of the Board of Directors



Anil D. Ambani
Chairman

Place: Mumbai
Date: July 30, 2010


Reliance Infrastructure Limited
SANTACRUZ


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

For Identification
Price Waterhouse